December 7, 2006
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	The Chubb Corporation Form 10-K For the Fiscal Year Ended December 31, 2005 File No. 001-08661
Dear Mr. Rosenberg:
     In response to your letter of November 7, 2006, the following supplemental information is provided. For convenience in reviewing the response, the comments are reprinted prior to the response.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Estimates and Uncertainties, page 39
1.	We have reviewed your response dated September 28, 2006 and the related disclosures in your Form 10-K for the year ended December 31, 2005 and continue to believe that your current disclosure does not adequately address the disclosure requirements of Item 2(A)(3) of Securities Act Guide 6 and Financial Reporting Release 72. The fact that you have a “myriad of assumptions” makes providing these disclosures all the more important in helping an investor understand your business and should not be viewed as a circumstance that precludes you from complying with required disclosures. Please revise your disclosures. Your disclosures should help a reader understand the complexity, judgment, and uncertainty inherent in this estimate including:
1.	management’s method for establishing the estimate for each material line of business and the reasons it is appropriate for the reporting, development, and payment patterns inherent in the line;

2

     In our future Form 10-K filings, we will provide an overview of the principal methods used in our loss reserve reviews, including a discussion of why such methods are appropriate. The proposed disclosure set forth on pages 2 and 3 of Attachment A to this letter is representative of what we would include in future filings. Changes from the disclosure in our 2005 Form 10-K are in bold type.
2.	to what extent and why management adjusted significant assumptions used to determine the current period estimate from the assumptions used in the immediately preceding period;
     In our future Form 10-K filings, we will disclose the various factors and emerging claims and coverage issues that contribute to the uncertainty in the loss reserving process. The proposed disclosure on page 5 of Attachment A is representative of what we would include in future filings. However, we do not necessarily make explicit assumptions for each of these factors as part of the loss reserving process. Rather, many assumptions are implicit in the approaches used, such as the selection of revised loss development factors.
     Furthermore, our actuaries use multiple estimation methods to determine the indicated loss reserve amount for each class of business. The manner of application and the degree of reliance on a given method can change over time. Since each method has its own pattern, parameter and/or judgmental dependencies, the impact of a change in any individual assumption from period to period cannot be isolated from changes in other assumptions.
     In our future Form 10-K filings, in our discussion of prior year loss development, we will expand the discussion of the underlying causes for the changes in estimates. Attachment B is an example of the expanded disclosure as it relates to the loss development during 2005. Changes from the disclosure in our 2005 Form 10-K are in bold type.
3.	the reasonably likely variability inherent in the current estimate and the impact that variability may have on future reported results, financial condition and liquidity.
     In future Form 10-K filings, we will disclose the possible variation from current estimates of loss reserves due to a change in certain key assumptions. The proposed disclosure set forth on pages 5 and 6 of Attachment A is representative of what we will include in future filings.
     You will note that we have left blank the variability amounts in the proposed disclosure. We are not in a position to quantify the impact of the changes in key assumptions at this time. Our actuaries are in the process of performing the analyses necessary to estimate the variability in our loss reserves. These analyses will be available prior to the filing of our 2006 Form 10-K.

3

     If you have any questions regarding any of the foregoing, please feel free to contact me at (908) 903-2301.

Sincerely, Henry B. Schram Senior Vice President and Chief Accounting Officer

cc:	Dana Hartz, Staff Accountant Lisa Vanjoske, Assistant Chief Accountant Joseph Roesler, Branch Chief

Attachment A
   Estimates and Uncertainties
     The process of establishing loss reserves is complex and imprecise as it must take into consideration many variables that are subject to the outcome of future events. As a result, informed subjective estimates and judgments as to our ultimate exposure to losses are an integral component of our loss reserving process.
     Due to the inherent complexity of the loss reserving process and the potential variability of the assumptions used, the actual emergence of losses could vary, perhaps substantially, from the estimate of losses included in our financial statements, particularly when settlements may not occur until well into the future. A relatively small percentage change in the estimate of net loss reserves would have a material effect on the Corporation’s operating results. For example, a hypothetical 1% increase in net loss reserves at December 31, 2006 would have resulted in a pre-tax charge of approximately $        million.
     Reserves Other than Those Related to Asbestos and Toxic Waste Claims. Our loss reserves include amounts related to short tail and long tail classes of business. “Tail” refers to the time period between the occurrence of a loss and the settlement of the claim. The longer the time span between the incidence of a loss and the settlement of the claim, the more the ultimate settlement amount can vary.
     Short tail classes consist principally of homeowners, commercial property and marine business. For these classes, the estimation of loss reserves is less complex because claims are generally reported and settled shortly after the loss occurs and the claims relate to tangible property. Typically, there is less variability in reserve estimates for these classes of business.
     Most of our loss reserves relate to long tail liability classes of business. Long-tail classes include directors and officers liability, errors and omissions liability and other professional liability coverages, commercial primary and excess liability, workers’ compensation and other liability coverages. For many liability claims significant periods of time, ranging up to several years or more, may elapse between the occurrence of the loss, the reporting of the loss to us and the settlement of the claim. As a result, loss experience in the more recent accident years for the long-tail liability classes has limited statistical credibility because a relatively small proportion of losses in these accident years are reported claims and an even smaller proportion are paid losses. An accident year is the calendar year in which a loss is incurred or, in the case of claims-made policies, the calendar year in which a loss is reported. Liability claims are also more susceptible to litigation and can be significantly affected by changing contract interpretations and the legal environment. Consequently, the estimation of loss reserves for these classes is more complex and subject to a higher degree of variability.
     Most of our reinsurance assumed business is long-tailed casualty reinsurance. Reserve estimates for this business are therefore subject to the variability caused by extended loss emergence periods. The estimation of loss reserves for this business is further complicated by delays between the time the claim is reported to the ceding insurer and when it is reported by the ceding insurer to us and by our dependence on the quality and consistency of the loss reporting by the ceding company.

     Our actuaries perform a comprehensive annual review of loss reserves for each of the numerous classes of business we write prior to the determination of the year end carried reserves. The review process takes into consideration the variety of trends that impact the ultimate settlement of claims in each particular class of business. A similar, but somewhat less comprehensive, review is performed for the major classes of business prior to the determination of the June 30 carried reserves. At the end of the first and third quarters, our actuaries review the emergence of paid and reported losses relative to expectations and, as necessary, conduct reserve reviews for particular classes of business.
     The loss reserve estimation process relies on the basic assumption that past experience, adjusted for the effects of current developments and likely trends, is an appropriate basis for predicting future outcomes. As part of that process, our actuaries use a variety of actuarial methods that analyze experience, trends and other relevant factors. The principal standard actuarial methods used by our actuaries in the loss reserve reviews include loss development factor methods, expected loss ratio methods, Bornhuetter-Ferguson methods and frequency/severity methods.
     Loss development factor methods generally assume that the IBNR yet to emerge for an accident year is proportional to the paid or reported loss amount observed so far. Reported losses include cumulative paid losses plus case reserves. Historical patterns of the development of paid and reported losses by accident year are applied to current paid and reported losses to generate estimated ultimate losses by accident year.
     Expected loss ratio methods use loss ratios for prior accident years, adjusted to reflect our evaluation of recent loss trends, changes in our book of business, changes in our pricing and underwriting, and the current risk environment, to determine the appropriate expected loss ratio for a given accident year. The accident year expected loss ratio is multiplied by the calendar year earned premiums to calculate estimated ultimate losses.
     Bornheutter-Ferguson methods are combinations of an expected loss ratio method and a loss development factor method, where the loss development factor method is given more weight as an accident year matures.
     Frequency/severity methods first project ultimate claim counts (using one or more of the other methods) and then multiply those counts by an estimated average claim cost to estimate ultimate losses. The average claim costs are often estimated by fitting historical severity data to an observed trend.
     Using the various actuarial methods, our actuaries estimate the ultimate cost of all claims by accident year for each class of business. From this amount, cumulative paid losses and loss expenses and case reserves are subtracted to estimate the IBNR reserve for each class of business. The IBNR reserve includes a provision for claims that have occurred but have not yet been reported to us, some of which are not yet known to the insured, as well as a provision for future development on reported claims. A relatively large proportion of our net loss reserves, particularly for long-tail liability classes, are reserves for IBNR losses. In fact, approximately        % of our aggregate net loss reserves at December 31, 2006 were for IBNR losses.

     In completing their loss reserve analysis, our actuaries are required to determine the most appropriate actuarial methods to employ for each class of business. Within each class, the business is further segregated by accident year and generally by jurisdiction. Each estimation method has its own pattern, parameter and/or judgmental dependencies, with no estimation method being better than the others in all situations. The relative strengths and weaknesses of the various estimation methods can also change over time. The estimation methods selected or given weight by our actuaries at a particular valuation date are those that are believed to produce the most reliable indication for the loss reserves being evaluated. These selections incorporate input from claims personnel, pricing actuaries and underwriting management on loss cost trends and other factors that could affect the reserve estimates. In many cases, multiple estimation methods will be valid for the particular facts and circumstances of the relevant class of business. The manner of application and the degree of reliance on a given method will vary by class of business, by accident year and by jurisdiction based on our actuaries’ evaluation of the above dependencies and the potential volatility of the loss frequency and severity patterns.
     For short-tail classes, the emergence of paid and incurred losses is likely indicative of ultimate losses. For these classes, the loss development factor method is generally relatively straightforward to apply and usually requires only modest extrapolation. For long-tail classes, applying the loss development factor method often requires more judgment in selecting development factors as well as more significant extrapolation. For those long-tail classes with high frequency and relatively low per-loss severity (e.g. workers’ compensation), volatility will often be sufficiently modest for the loss development factor method to be given significant weight, except in the most recent accident years.
     For certain long tail classes of business, however, anticipated loss experience is less predictable because of the small number of claims and/or erratic claim severity patterns. These classes include directors and officers liability, errors and omissions liability and commercial excess liability, among others. For these classes, the actuarial estimates for the most recent accident years are based on less extrapolatory methods, such as expected loss ratio and Bornheutter-Ferguson methods. Over time, as a greater number of claims are reported and the statistical credibility of loss experience increases, loss development factor methods are given increasingly more weight.
     Using all the available data, our actuaries select an indicated loss reserve amount for each class of business based on their various assumptions, projections and methods. The total indicated reserve amount determined by our actuaries is an aggregate of the indicated reserve amount for the individual classes of business. The ultimate outcome is likely to fall within a range of potential outcomes around this indicated liability, but the indicated amount is not expected to be precisely the ultimate liability.

     Senior management meets with the actuaries at the end of each quarter to review the results of the latest loss reserve analysis. Based on this review, management determines the carried reserve for each class of business. In making the determination, management considers numerous factors, such as changes in actuarial indications in the period, the maturity of the accident year, trends observed over the recent past and the level of volatility within a particular class of business. Such an assessment requires considerable judgment. It is often not possible to determine whether a change in the data is an anomaly. Even if a change is determined to be permanent, it is not always possible to determine the extent of the change until sometime later. As a result, there can be a time lag between the emergence of a change and a determination that the change should be reflected in the carried loss reserves. In general, changes are made more quickly to more mature accident years and less volatile classes of business.
     Among the numerous factors that contribute to the inherent uncertainty in the process of establishing loss reserves are the following:
•	Changes in the inflation rate for goods and services related to covered damages such as medical care and home repair costs,

•	Changes in the judicial interpretations of policy provisions relating to the determination of coverage,

•	Changes in the general attitude of juries in the determination of liability and damages,

•	Legislative actions including the impact of the Class Action Fairness Act of 2005,

•	Changes in the medical condition of claimants,

•	Changes in our estimates of the number and/or severity of claims that have been incurred but not reported as of the date of the financial statements,

•	Changes in our book of business,

•	Changes in our underwriting standards, and

•	Changes in our claim handling procedures.

     In addition, we must consider the uncertain effects of emerging or potential claims and coverage issues that arise as legal, judicial and social conditions change. These issues can have a negative effect on our loss reserves by either extending coverage beyond the original underwriting intent or by increasing the number or size of claims. Recent examples of emerging or potential claims and coverage issues include increases in the number and size of directors and officers liability and errors and omissions liability claims arising out of investment banking practices and accounting and other corporate malfeasance, exposure to claims asserted for bodily injury as a result of long-term exposure to harmful products or substances and increases in the number and size of water damage claims related to remediation of mold conditions. As a result of issues such as these, the uncertainties inherent in estimating ultimate claim costs on the basis of past experience have grown, further complicating the already complex loss reserving process.
     As part of our loss reserving analysis, we take into consideration the various factors and emerging claims and coverage issues that contribute to the uncertainty in the loss reserving process. Those factors that could materially affect our loss reserve estimates include loss development patterns and loss cost trends; rate and exposure level changes; the effects of changes in coverage and policy limits, re-underwriting efforts and business mix shifts; the effects of regulatory and legislative developments; the effects of changes in judicial interpretations; the effects of emerging claims and coverage issues; and the effects of changes in claim handling practices. In making estimates of reserves, however, we do not necessarily make an explicit assumption for each of these factors. Moreover, all estimation methods do not utilize the same assumptions and typically no single method is determinative in the reserve analysis for a class of business. Consequently, changes in our loss reserve estimates generally are not the result of changes in any one assumption. Instead, the variability will be affected by the interplay of changes in numerous assumptions, many of which are implicit to the approaches used.
     For each class of business, we regularly adjust the assumptions and actuarial methods used in the estimation of loss reserves in response to our actual loss experience as well as our judgments regarding changes in trends and/or emerging patterns. In those instances where we primarily utilize analyses of historical patterns of the development of paid and reported losses, this may be reflected, for example, in the selection of revised loss development factors. In those long tail classes of business — professional liability and commercial casualty — that comprise a majority of our loss reserves and for which loss experience is less predictable due to potential changes in judicial interpretations, potential legislative actions and potential claims issues, this may be reflected in a judgmental change in our estimate of ultimate losses for particular accident years.
     The future impact of the various factors that contribute to the uncertainty in the loss reserving process is extremely hard to predict. There is potential for significant variation in the development of loss reserves, particularly for long-tail classes of business. We do not derive statistical loss distributions or outcome confidence levels around our loss reserve estimate and, as a result, do not have such loss reserve range estimates to disclose. Actuarial ranges of reasonable estimates are not a true reflection of the potential volatility between carried loss reserves and the ultimate settlement amount of losses incurred prior to the balance sheet date. This is due, among other reasons, to the fact that actuarial ranges are developed based on known events as of the valuation date whereas the ultimate disposition of losses is subject to the outcome of events and circumstances that were unknown as of the valuation date.

     The following discussion includes disclosure of possible variation from current estimates of loss reserves due to a change in certain key assumptions for particular classes of business. These impacts are estimated individually, without consideration for any correlation among such assumptions or among lines of business. Therefore, it would be inappropriate to take the amounts described below and add them together in an attempt to estimate volatility for our loss reserves in total. We believe that the estimated variation in reserves due to changes in such assumptions is a reasonable estimate of the possible variation that may occur in the future, which would likely occur over a period of several calendar years. It is important to note, however, that there is the potential for future variation greater than amounts discussed below.
     The two largest components of our loss reserves relate to professional liability and commercial excess liability exposures. The respective reported loss development patterns are key assumptions for these classes of business, both as applied directly to more mature accident years and as applied indirectly (e.g., via Bornhuetter-Ferguson methods) to less mature accident years.
     Reserves for professional liability were $        billion, net of reinsurance, at December 31, 2006. Based on a review of our loss experience, if the loss development factor for each accident year changed such that the cumulative loss development factor for the most recent accident year changed by      %, we estimate that the net reserves for professional liability would change by approximately $        million, in either direction. This degree of change in the reported loss development pattern is within the historical variation around the averages in our data.
     Reserves for commercial excess liability (excluding asbestos and toxic waste claims) were $        billion, net of reinsurance, at December 31, 2006. These reserves are included within the commercial casualty segment. Based on a review of our loss experience, if the loss development factor for each accident year changed such that the cumulative loss development factor for the most recent accident year changed by      %, we estimate that the net reserves for commercial excess liability would change by approximately $        million, in either direction. This degree of change in the reported loss development pattern is within the historical variation around the averages in our data.

Attachment B
     The net unfavorable development of $163 million in 2005 was due to various factors. The most significant were:
•	We experienced net adverse development of about $200 million in the professional liability classes other than fidelity. The adverse development resulted from further significant reported loss activity related to accident years 1998 through 2002, due largely to errors and omissions liability claims related to corporate failures and allegations of management misconduct and accounting irregularities. As a result, we increased the expected loss ratios for these accident years. Conversely, reported loss activity related to accident years 2003 and 2004 was less than expected due to the cumulative effect of price increases, lower policy limits and better terms and conditions. While these accident years are relatively immature, we concluded that there was sufficient evidence to decrease modestly the expected loss ratios for these accident years.

•	We experienced adverse development of about $175 million related to accident years prior to 1996, including $35 million related to asbestos claims. The adverse development was due largely to our strengthening loss reserves for commercial excess/umbrella and other commercial liability classes. There was significant reported loss activity during 2005 related to these older accident years, which caused us to extend the expected loss emergence period for these classes.

•	We experienced favorable development of about $160 million on short-tail homeowners and commercial property exposures. The favorable development arose from the better than expected emergence of actual late reported claims during 2005 relative to expectations used to establish reserves at the end of 2004. Most of the favorable development related to the 2004 accident year.

•	We experienced favorable development of about $90 million in the fidelity and surety classes due to lower than expected reported loss emergence, mainly related to more recent accident years.